NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Announces Production Growth in Western Canada

OCT 25, 2007 - 08:30 ET

CALGARY, ALBERTA--(Marketwire - Oct. 25, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) reported today ongoing success in its Western Canada exploration and production operations.

Recent Highlights in its Western Canada operations include:

Production

Canadian Superior is pleased to report that due to ongoing drilling success in 2007, with new production brought on-stream in the 3rd quarter 2007, current production for the month of October has averaged approximately 3,000 boe/d, with additional production of approximately 330 boe/d behind pipe awaiting tie-in and processing capacity. This has resulted in a steady increase over the daily average volumes of 2,623 boe/d recorded for the 2nd quarter and approximately 2,700 boe/d in the 3rd quarter.

Speaking today in Calgary, Craig McKenzie, Canadian Superior's Chief Executive Officer said, "Our primary focus is our international growth portfolio, and our continued drilling success in Western Canada expands our production base to provide cash flow to fund that growth. I am pleased to report this progress being made by our Western Canadian team. Going forward we will continue to take full advantage of our current assets, as well as pursue select acquisitions in core areas to both increase production and expand our acreage holdings."

Drilling

The 3rd quarter drilling program has continued the successful results obtained in first half of 2007. Two new pools have been discovered in the Peace River Arch (Boundary Lake and Cecil) area. This new production will be tied in this quarter and follow-up drilling locations have been identified. In addition, the Company has drilled an additional successful natural gas well in this area, now tied in and on production. Similarly, in the Windfall area, the Company has stepped out and drilled a successful 1 mmcfd exploration discovery well, which has been tied in and is on production. Further, the Company has also drilled a successful exploitation step out well in its Nordegg/Gething pool, which is now on production. In the Drumheller area, the Company is currently drilling the third well of a four well program targeting the Mannville group and has also completed a successful three-well farm-in program. The Company is also expanding its exploration activities into the Greater Rimbey area having purchased and leased 2,880 gross acres with a 89% working interest, along with having purchased approximately 100 miles of 2D seismic. Preparations are underway to drill the first exploration well there to test the Mannville targets.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5